FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           November 18, 2002

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	18th November 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about November 18, 2002

Item 3.	Press Release

November 18, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Energy Announces Kahili-1B Flow
Testing Schedule

Wellington, New Zealand – November 18, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that the Kahili-1B well has now been cased in preparation for flow testing the well. It is expected that perforation of the first test interval will occur on Wednesday this week. The testing will determine what types of movable hydrocarbons are present, the rates at which they can be produced long term, and provide essential input to reserves calculation.

Item 5.	Full Description of Material Change

Indo-Pacific Energy Announces Kahili-1B Flow Testing Schedule

Wellington, New Zealand – November 18, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that the Kahili-1B well has now been cased in preparation for flow testing the well. It is expected that perforation of the first test interval will occur on Wednesday this week. The testing will determine what types of movable hydrocarbons are present, the rates at which they can be produced long term, and provide essential input to reserves calculation.

The Tariki Sandstones were intersected at 9268 ft along hole. Between that depth and 9908 ft, more than 70% of the geological section consists of sandstones, all of which exhibited elevated levels of hydrocarbon gases during drilling.

Electric log data is consistent with the presence of movable (ie:producible) hydrocarbons consisting of either light, gassy oil or condensate rich gas throughout this entire interval. The 115 ft interval of sands above 9383 ft more clearly exhibits movable hydrocarbon presence than the sands beneath. Log data also indicates that the crest of the trap lies to north of Kahili-1B.

The testing program will commence with the deepest test zone, a package of sandstones between 9780 and 9845 ft. The base of these sandstones is still 180 ft above the top of the zone which flowed oil in the Kahili-1 well, earlier this year. Based on the results of this test, two similar sandstone packages above may be tested before flowing the uppermost sandstones.

The Kahili site is located 5 miles from the nearest pipeline tie-in to the McKee oil/gas production station and 3 miles from the Tariki pipeline tie-in to Swift Energy’s Waihapa production station. The Tariki-1A discovery well intersected Tariki Sandstones in a similar trap to Kahili, and a 52 ft interval of sandstones initially tested 29 million cubic foot of gas with 1,400 barrels of condensate per day, and established a commercial field now in production (see http://www.med.govt.nz/crown_ minerals/petroleum/facts/index.html ).

The Kahili project is located in the onshore Taranaki Basin of New Zealand. Indo-Pacific is the operator, and holds a 45% equity in the well and the permit; with Australian companies Tap Oil Limited and Claire Energy Pty Ltd holding 30% and 25% respectively.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 18, 2002	/s/ David Bennett

David Bennett, President/Chief Executive Officer

Place of Declaration:Wellington, New Zealand

Indo -Pacific Energy Announces Kahili-1B Flow Testing Schedule

Wellington, New Zealand – November 18, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that the Kahili-1B well has now been cased in preparation for flow testing the well. It is expected that perforation of the first test interval will occur on Wednesday this week. The testing will determine what types of movable hydrocarbons are present, the rates at which they can be produced long term, and provide essential input to reserves calculation.

The Tariki Sandstones were intersected at 9268 ft along hole. Between that depth and 9908 ft, more than 70% of the geological section consists of sandstones, all of which exhibited elevated levels of hydrocarbon gases during drilling.

Electric log data is consistent with the presence of movable (ie:producible) hydrocarbons consisting of either light, gassy oil or condensate rich gas throughout this entire interval. The 115 ft interval of sands above 9383 ft more clearly exhibits movable hydrocarbon presence than the sands beneath. Log data also indicates that the crest of the trap lies to north of Kahili-1B.

The testing program will commence with the deepest test zone, a package of sandstones between 9780 and 9845 ft. The base of these sandstones is still 180 ft above the top of the zone which flowed oil in the Kahili-1 well, earlier this year. Based on the results of this test, two similar sandstone packages above may be tested before flowing the uppermost sandstones.

The Kahili site is located 5 miles from the nearest pipeline tie -in to the McKee oil/gas production station and 3 miles from the Tariki pipeline tie-in to Swift Energy’s Waihapa production station. The Tariki-1A discovery well intersected Tariki Sandstones in a similar trap to Kahili, and a 52 ft interval of sandstones initially tested 29 million cubic foot of gas with 1,400 barrels of condensate per day, and established a commercial field now in production (see http://www.med.govt.nz/crown_ minerals/petroleum/facts/index.html ).

The Kahili project is located in the onshore Taranaki Basin of New Zealand. Indo-Pacific is the operator, and holds a 45% equity in the well and the permit; with Australian companies Tap Oil Limited and Claire Energy Pty Ltd holding 30% and 25% respectively.

CONTACT: Investor Relations: Tel: 1-866-999-4639 Email: ir@indopacific.com Web site: www.indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.